SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EQONEX LIMITED

(Name of Issuer)

Ordinary shares, no par value per share

(Title of Class of Securities)

Y2074E109

(CUSIP Number)

Saulius Galatiltis

c/o Bifinity UAB

Technopolis Beta Vilnius Business Centre

J. Balčikonio g. 3, Vilnius 08247

Vilnius, Republic of Lithuania

Telephone: +370 613 60 184

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bifinity UAB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Lithuania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,554,598(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,554,598(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,554,598(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents ordinary shares which are currently issuable upon conversion of the Loan described herein, including accrued but unpaid interest with respect to the Loan as of June 28, 2022.
(2)

Calculated based upon an aggregate of 46,442,058 ordinary shares as stated in Amendment No. 6 to the Issuer’s registration statement on Form F-1 filed with the Securities and Exchange Commission on May 2, 2022, plus 9,554,598 ordinary shares which are issuable upon conversion of the Loan.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Changpeng Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,554,598(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,554,598(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,554,598(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents ordinary shares issuable upon conversion of the Loan described herein, including accrued but unpaid interest with respect to the Loan as of June 28, 2022.
(2)

Calculated based upon an aggregate of 46,442,058 ordinary shares as stated in Amendment No. 6 to the Issuer’s registration statement on Form F-1 filed with the Securities and Exchange Commission on May 2, 2022, plus 9,554,598 ordinary shares which are issuable upon conversion of the Loan.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on April 29, 2022 with respect to the Issuer by the Reporting Persons (the “Original Filing”) as previously amended by Amendment No. 1 filed on May 23, 2022. Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.

This Amendment is being filed to reflect the drawdown of the fourth tranche (“Fourth Tranche”) of the Loan in the amount of US$9,000,000 by the Issuer and payment of the Fourth Tranche by Bifinity UAB to the Issuer on June 28, 2022.

Capitalized terms used but not defined in this Amendment have the respective meanings as set forth in the Original Filing.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented by inserting the following at the end of the fourth paragraph:

The fourth tranche of the Loan, in the amount of US$9,000,000, was drawn down by the Issuer and paid by Bifinity UAB to the Issuer on June 28, 2022.

Item 4	Purpose of Transaction

Item 4 is hereby amended by incorporating by reference the information set forth in Item 3 above.

Item 5	Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended by replacing them in their entirety with the following:

(a)-(b) The information required by Items 5(a) and 5(b) is set forth in Rows 7-13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. As a result of his ownership of Bifinity UAB, Changpeng Zhao may be deemed to control Bifinity UAB and may be deemed to share beneficial ownership and voting and dispositive power over the ordinary shares of the Issuer which are issuable upon conversion of the Loan.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by incorporating by reference the information set forth in Item 3 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2022

BIFINITY UAB

By:	/s/ Saulius Galatiltis
Name:	Saulius Galatiltis
Title:	Chief Executive Officer

CHANGPENG ZHAO

/s/ Changpeng Zhao

Schedule A

Schedule A of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

Set forth below are the name, current principal occupation, citizenship and business address of each director, executive officer and controlling person of Bifinity UAB.

Bifinity UAB

Name	Principal Occupation	Citizenship	Business Address
Jonathan Stuart Farnell	Board member of Bifinity UAB; head of the UK operations, an affiliate of Bifinity UAB; president of the Issuer	United Kingdom of Great Britain and Northern Ireland	14 Pitfield Way, Nether Alderley, Cheshire, United Kingdom
Yu Helen Hai	Board member of Bifinity UAB; head of the NFT and fan token platforms of the Binance group and the Binance Charity Foundation	United Kingdom of Great Britain and Northern Ireland	58 Stretton Mansions, Glaisher Street, London, SE8 3JP, United Kingdom
Changpeng Zhao	Sole shareholder of Bifinity UAB; co-founder and chief executive officer of the Binance group	Canada	#05-14, BLK 9A, 9 Sophia Road, Singapore, 228193, Singapore
Saulius Galatiltis	Chairman, Director and Chief Executive Officer of Bifinity UAB	Republic of Lithuania	Pavilnio Sodų 17-oji, 29, St. Vilnius, the Republic of Lithuania